UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 30, 2009

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

FAX TO SE

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and six months ended 30 June 2009, prepared as per US GAAP

US $ in lakhs except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2009 (Unaudited)	2008 (Unaudited)	2009 (Unaudited)	2008 (Unaudited)	2008 (Audited)

Net Revenues	1,619	1,826	3,186	3,590	7,189
Cost of revenues	1,057	1,272	2,106	2,530	4,913
Gross profit	562	554	1,080	1,060	2,276
Selling, general and administrative expenses	278	339	572	650	1,327
Foreign exchange loss, net	41	47	106	69	183
Operating income	243	168	402	341	766
Interest and dividend income	26	27	53	62	130
Interest expense	(4)	(8)	(11)	(16)	(18)
Interest expense reversed	—	—	—	—	65
Gain on sale of investments, net	84	93	86	95	97
Other income, net	6	1	10	9	26
Income before income taxes	355	281	540	491	1,066
Income taxes	68	39	104	68	52
Net Income	287	242	436	423	1,014
Earnings per share
- Basic	$0.22	$0.17	$0.34	$0.30	$0.75
- Diluted	$0.22	$0.17	$0.34	$0.30	$0.75
Weighted average number of common shares used in computing earnings per share
- Basic	128,105,795	139,061,109	128,105,403	139,045,585	135,590,677
- Diluted	128,704,643	139,295,007	128,471,603	139,287,340	135,760,422
Total assets	8,084	8,543	8,084	8,543	7,653
Cash and cash equivalents	571	551	571	551	601
Investments	2,934	2,919	2,934	2,919	2,483

Notes:

1

The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with the accounting principles generally accepted in the United States (‘US GAAP’). All inter-company transactions have been eliminated on consolidation.

2

During the three months ended 30 June 2009, due to adverse market conditions, the Company reviewed the recoverability of the carrying amount of Intellectual Property Rights (‘IPR’) in accordance with  FAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”). The expecected future undiscounted cash flows from use of this intangible exceeds the carrying amount as at 30 June 2009. Accordingly, no impairement charge has been recorded.

3

In December 2008, the Company received a Demand of approximately Rs. 4,587 for the Assessment Year 2003-04 including an interest demand of Rs. 2,586 ($ 96 including an interest demand of approximately $ 54) and another Demand in January 2009 of approximately Rs. 11,318 for the Assessment Year 2005-06 including an interest demand of approximately Rs. 4,220 ($ 236 including an interest demand of approximately $ 88). These new demands concern the same issue of disallowance of tax benefits under Section 10A as per earlier assessments. The Company has filed an appeal with the tax authorities and a stay of demand has been granted until 30 June 2009 or settlement of appeal whichever is earlier.

As per stay of demand order till June 2009 the Company has paid sum of Rs. 660 ($ 14) for the Assessment Year 2003-04 and Rs. 1,430 ($ 30) for the Assessment year 2005-06 as such the matter under appeal. Subsequently in June 2009 the Company has filed an extension for stay of demand and the same has been granted till August 2009 or settlement of appeal whichever is earlier. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The tax department had earlier rejected our claim under section 10A and raised a demand  of approximately Rs. 6,302 ($ 132 including an interest demand of approximately $ 39) for AY 2004-05 and Rs. 2,617 million ($ 55 including an interest demand of approximately $ 29) for AY 2002-03 in December 2006 and December 2007 respectively. However on appeal, in 2008 the CIT (Appeals) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of assessment year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

4	Previous period’s figures have been appropriately reclassified to conform to the current period’s presentations.

5	The above summary of consolidated financial results were taken on record by the Board of Directors at its adjourned meeting held on 30 July 2009.

1

Patni Computer Systems Limited

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

FAX TO SE

Summary of financial statements prepared as per US GAAP - Convenience translation (Unaudited)

Rs. in lakhs except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2009	2008	2009	2008	2008

Exchange Rate (Rs.)	47.74	42.93	47.74	42.93	48.58
Net Revenues	77,291	78,371	152,078	154,118	349,234
Cost of revenues	50,446	54,595	100,509	108,624	238,657
Gross profit	26,845	23,776	51,569	45,494	110,577
Selling, general and administrative expenses	13,290	14,552	27,286	27,878	64,457
Foreign exchange loss, net	1,972	2,016	5,076	2,971	8,919
Operating income	11,583	7,208	19,207	14,645	37,201
Interest and dividend income	1,239	1,136	2,539	2,666	6,316
Interest expense	(194)	(331)	(525)	(698)	(847)
Interest expense reversed	—	—	—	—	3,156
Gain on sale of investments, net	4,002	3,996	4,071	4,101	4,728
Other income, net	312	61	481	384	1,244
Income before income taxes	16,942	12,070	25,773	21,098	51,798
Income taxes	3,258	1,697	4,948	2,955	2,528
Net Income	13,684	10,373	20,825	18,143	49,270
Earnings per share
- Basic	10.68	7.46	16.26	13.05	36.44
- Diluted	10.63	7.45	16.21	13.03	36.44
Total assets	385,925	366,739	385,925	366,739	371,803
Cash and cash equivalents	27,253	23,659	27,253	23,659	29,215
Investments	140,077	125,316	140,077	125,316	120,624

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned not to rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
30 July 2009	Chief Executive Officer

2

Patni Computer Systems Limited

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

FAX TO SE

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and six months ended 30 June 2009, as per Indian GAAP.

Rs. in lakhs except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2009 (Audited)	2008 (Audited)	2009 (Audited)	2008 (Audited)	2008 (Audited)

Income
Sales and service income	77,965	76,731	155,609	146,066	311,727
Other operating income	453	182	1,121	777	4,034
	78,418	76,913	156,730	146,843	315,761

Expenditure
Personnel costs	44,403	44,888	91,197	85,615	183,287
Selling, general and administration costs	17,422	21,176	37,480	39,148	81,425
Depreciation (net of transfer from revaluation reserves)	5,408	2,798	8,289	5,578	11,414
	67,233	68,862	136,966	130,341	276,126

Profit from Operations before Other Income, Interest and Exceptional Items	11,185	8,051	19,764	16,502	39,635
Other income	5,381	4,750	6,666	5,958	9,000
Profit Before Interest and Exceptional Items	16,566	12,801	26,430	22,460	48,635

Interest	197	324	588	664	790
Profit After Interest for the period/year	16,369	12,477	25,842	21,796	47,845

Provision for taxation	2,749	1,653	5,081	3,322	7,027
MAT credit entitlement	(78)	(1,175)	(729)	(1,659)	(3,477)
Provision for taxation - Fringe benefits	101	86	241	209	494
Net profit for the period/year	13,597	11,913	21,249	19,924	43,801

Paid up equity share capital (Face value per equity share of Rs. 2 each)	2,562	2,781	2,562	2,781	2,562

Reserves excluding revaluation reserves					281,420
Earnings per equity share of Rs.2 each
- Basic	10.61	8.57	16.59	14.33	32.30
- Diluted	10.49	8.55	16.48	14.30	32.25
Dividend per share (Face value per equity share of Rs. 2 each)					3.00

Notes:
1

The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with the principles and procedures as set out in the Accounting Standard on Consolidated Financial Statements mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956, and guidelines issued by the Securities and Exchange Board of India. The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered. The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acqui

2

The subsidiaries considered in the consolidated financial statements as at 30 June 2009 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems Brasil Ltda, Patni Computer Systems (Czech) s.r.o. and PCS Computer Systems Mexico SA de CV.  In June 2009, the Company has set up a subsidiary in Singapore named Patni (Singapore) Pte. Ltd.

3	Investor complaints for the quarter ended 30 June 2009:

Pending as on 1 April 2009	Received during the quarter	Disposed off during the quarter	Unresolved at the end of the quarter
—	9	9	—

4	Statement of Utilisation of ADS Funds as of 30 June 2009:

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699

Deployment :
1 Held as short term investments			10,895
2 Utilised for Capital expenditure for office facilities			41,596
3 Exchange loss			1,208
Total			53,699

5	Total Public Shareholding*

	As of 30 June		As of 31 December
	2009	2008	2008
- Number of Shares	30,021,007	43,266,221	31,086,629
- Percentage of Shareholding	23.43%	31.11%	24.27%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders).

3

Patni Computer Systems Limited

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

FAX TO SE

As of 30 June 2009
Promoters and Promoter group Shareholding
a) Pledge/Encumbered
- Number of shares	Nil
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	Nil
- Percentage of shares (as a % of the total share capital of the Company)	Nil
B) Non-encumbered
- Number of shares	61,974,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100%
- Percentage of shares (as a % of the total share capital of the Company)	48.38%

6

Due to adverse market conditions, during the three months ended 30 June 2009 the Company reviewed the recoverability of the carrying amount of the Intellectual Property Rights (‘IPR’). The expected discounted cashflows from the use of this IPR is lower than the carrying amount and accordingly, an impairment charge of  Rs. 2,376 has been recorded and included under depreciation in the condensed consolidated profit and loss account. The new cost basis for this IPR as of 30 June 2009 is Rs. 5,674.

7

In December 2008, the Company received a Demand of approximately Rs. 4,587 for the Assessment Year 2003-04 including an interest demand of Rs. 2,586 and another Demand in January 2009 of approximately Rs. 11,318 for the Assessment Year 2005-06 including an interest demand of approximately Rs. 4,220. These new demands concern the same issue of disallowance of tax benefits under Section 10A as per earlier assessments. The Company has filed an appeal with the tax authorities and stay of demand has been granted till 30 June 2009 or settlement of appeal whichever is earlier. As per stay of demand order till June 2009, the company has paid a sum of Rs. 660 for the Assessment Year 2003-04 and Rs.1,430 for the Assessment year 2005-06. Subsequently in June 2009 the Company has filed an extension for stay of demand and the same has been granted till August 2009 or settlement of appeal whichever is earlier. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax co

The Tax department had earlier rejected our claim under section 10A and raised a demand of Rs. 6,302 for AY 2004-05 and Rs. 2,617 for AY 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeals) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of assessment years 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

8

Mr. Jeya Kumar has been appointed as Chief Executive Officer (‘CEO’) of the company with effect from 20 February 2009. The appointment is subject to the approval of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act, and other applicable provisions. The Shareholders’ approval has been received at the Annual General Meeting held on 25 June 2009.

4

Patni Computer Systems Limited

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

FAX TO SE

9	Segment Information:

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total
For the three months ended 30 June 2009
Sales and service income	10,790	23,332	21,460	10,624	11,759	77,965
For the six months ended 30 June 2009
Sales and service income	21,484	44,709	43,875	21,808	23,733	155,609
Balances as at 30 June 2009
Sundry debtors	6,612	11,028	15,534	9,039	5,999	48,212
Unbilled revenue	2,658	2,224	4,599	4,734	2,456	16,671
Billings in excess of cost and estimated earnings	(28)	(339)	(762)	(246)	(736)	(2,111)
Advance from customers	(99)	(34)	(156)	(51)	(172)	(512)

Particulars	Financial services	Insurance	Maufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total
For the three months ended 30 June 2008
Sales and service income	9,886	18,008	21,739	15,003	12,095	76,731
For the six months ended 30 June 2008
Sales and service income	18,946	34,256	40,988	28,331	23,545	146,066
Balances as at 31 December 2008
Sundry debtors	7,190	12,389	16,129	11,046	7,755	54,509
Unbilled revenue	1,333	1,054	3,962	6,380	2,219	14,948
Billings in excess of cost and estimated earnings	(509)	(109)	(990)	(492)	(825)	(2,925)
Advance from customers	(42)	(24)	(222)	(29)	(334)	(651)

The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

From January 1, 2009, retail, logistics and transportation segment (previously included under “Others” in the Company’s segment information disclosures) has been merged with  the manufacturing industry practice (now renamed as Manufacturing, Retail and Distribution). This integration of industry practices is mainly due to similar service offerings, as both require large Enterprise Resource Planning (‘ERP’)  implementation with significant work towards supply chain management. Further, Energy and utilities segment (previously included under “Others” in the Company’s segment information disclosures) has been merged with the Communications, Media and Entertainment industry practice (now renamed as Communications, Media and Utilties) as the Business Support Systems (‘BSS’) platform is commonly used in case of these industry practices. With effect from 1 January 2009 “Costs and estimated earnings in excess of billings on uncompleted contracts” has been disclosed as Unbilled revenue.

10	Previous period’s figures have been appropriately reclassified/regrouped to conform to the current period’s presentations.

11	The above statement of financial results were reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 30 July 2009.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
30 July 2009	Chief Executive Officer

5

Patni Computer Systems Limited	FAX TO SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

Rs. in lakhs

	Quarter Ended 30 June		Six months ended 30 June		Year ended 31 December
	2009	2008	2009	2008	2008

Consolidated net income as per Indian GAAP	13,597	11,913	21,249	19,924	43,801
Income taxes	332	(1,168)	236	(1,154)	603
Foreign currency differences	59	29	488	29	731
Employee retirement benefits	(342)	(151)	(962)	(412)	179
ESOP related Compensation Cost	(310)	(409)	(58)	(846)	(1,658)
Impairment of Intangibles	1,396	—	1,396	—	—
Business acquisition	(197)	(167)	(389)	(327)	(711)
Others	54	9	63	42	(27)
Total	992	(1,857)	774	(2,668)	(883)
Consolidated net income as per US GAAP	14,589	10,056	22,023	17,256	42,918

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financial statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

6

Patni Computer Systems Limited	FAX TO SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Audited financial results of Patni Computer Systems Limited for the quarter and six months ended 30 June 2009, as per Indian GAAP (Standalone)

Rs. in Lakhs except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2009 (Audited)	2008 (Audited)	2009 (Audited)	2008 (Audited)	2008 (Audited)
Income
Sales and service income	42,749	36,669	83,701	69,218	154,102
Other operating income	385	81	950	545	943
	43,134	36,750	84,651	69,763	155,045
Expenditure
Personnel costs	19,664	18,760	38,610	34,578	74,254
Selling, general and administration costs	9,170	10,792	20,001	18,439	39,972
Depreciation (net of transfer from revaluation reserves)	2,332	2,146	4,530	4,312	8,783
	31,166	31,698	63,141	57,329	123,009

Profit from operations before Other Income, Interest and Prior period items	11,968	5,052	21,510	12,434	32,036
Other income	5,321	4,717	6,547	5,888	9,942
Profit before interest and prior period items	17,289	9,769	28,057	18,322	41,978
Interest costs	118	167	403	335	648
Profit After Interest but before prior period items	17,171	9,602	27,654	17,987	41,330
Prior period items	—	—	—	—	—
Profit from Ordinary Activities before tax	17,171	9,602	27,654	17,987	41,330

Provision for taxation	2,491	959	4,919	2,496	5,145
MAT credit entitlement	(78)	(1,033)	(680)	(1,461)	(3,204)
Provision for taxation - Fringe benefits	92	81	213	198	474
Profit after taxation	14,666	9,595	23,202	16,754	38,915

Paid up equity share capital (Face value per equity share of Rs. 2 each)	2,562	2,781	2,562	2,781	2,562
Reserves excluding revaluation reserves					249,542

Earnings per equity share of Rs. 2 each
- Basic	11.45	6.90	18.11	12.05	28.70
- Diluted	11.30	6.89	17.94	12.03	28.65
Dividend per share (Face value per equity share of Rs. 2 each)	—	—	—	—	3.00

Notes :

1                 Investor complaints for the quarter ended 30 June 2009:

Pending as on 1 April 2009	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	9	9	—

2                 Statement of Utilisation of ADS Funds as of 30 June 2009

		No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $ 20.34 per ADS)		12,312,500	466	57,393
Share issue expenses				3,694
Net proceeds				53,699
Deployment :
1	Held as short term investments			10,895
2	Utilised for Capital expenditure for office facilities			41,596
3	Exchange loss			1,208
Total				53,699

7

Patni Computer Systems Limited	FAX TO SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Audited financial results of Patni Computer Systems Limited for the quarter and six months ended 30 June 2009, as per Indian GAAP (Standalone) (Contd.)

3                  Total Public Shareholding *

	As of 30 June		As of 31 December
	2009	2008	2008
- Number of Shares	30,021,007	43,266,221	31,086,629
- Percentage of Shareholding	23.43%	31.11%	24.27%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement ( excludes shares held by founders and American Depository Receipt shareholders ).

4                  Promoters and Promoter group Shareholding

As of 30 June 2009
a) Pledge/Encumbered
- Number of shares	Nil
- Percentage of shares (as a % of the total shareholding of promoter group)	Nil
- Percentage of shares (as a % of the total share capital of the Company)	Nil
B) Non-encumbered
- Number of shares	61,974,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100%
- Percentage of shares (as a % of the total share capital of the Company)	48.38%

5                  In December 2008 the Company received a Demand of approximately Rs. 4,587 for the Assessment Year 2003-04 including an interest demand of Rs. 2,587 and another Demand in January 2009 of approximately Rs. 11,318 for the Assessment Year 2005-06 including an interest demand of approximately Rs. 4,220. These new demands concern the same issue of disallowance of tax benefits under Section 10A as per the earlier assessments. The Company has filed an appeal with the tax authorities and stay of demand has been granted till 30 June 2009 or settlement of appeal whichever is earlier. As per stay of demand order till June 2009 the company has paid sum of Rs. 660 for the Assessment Year 2003-04 and Rs.1,430 for the Assessment year 2005-06. Subsequently in June 2009 the Company has filed an extension for stay of demand and the same has been granted till August 2009 or settlement of appeal whichever is earlier. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The Tax department had earlier rejected our claim under section 10A and raised a demand of Rs. 6,302 for AY 2004-05 and Rs. 2,617 for AY 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeal) had allowed the claim under section 10A of the Income Tax Act, 1961. The Income tax department has appealed against the CIT (Appeals’) orders in respect of assessment year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in the ordinary course of business. Such pending matters, in the opinion of management, are not expected to be material in relation to the Company’s business.

6                  Mr. Jeya Kumar has been appointed as Chief Executive Officer (‘CEO’) of the company with effect from 20 February 2009. The appointment is subject to the approval of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act, and other applicable provisions. The Shareholders’ approval has been received at the Annual General Meeting held on 25 June 2009.

7                  Previous period figures have been appropriately reclassified/regrouped to conform to the current period’s presentations.

8                  The above statement of financial results were reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 30 July 2009.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Mr. Jeya Kumar
30 July 2009	Chief Executive Officer

8

Press Release

Patni Q2 Revenues up 3.3% at $161.9 million

Net Income up 91.7% QoQ & 18.7% YoY

Mumbai, India, July 30, 2009: Patni Computer Systems Limited (Patni) today announced its financial results for the second quarter ended 30th June 2009.

Performance Highlights for the quarter ended June 30,2009

•                  Revenues for the quarter at US$ 161.9 million (Rs.7,729.1 million)

•                  Up 3.3% QoQ from US$ 156.7 million (Rs.7,969.1 million)

•                  Down 11.3 % YoY from US$ 182.6 million (Rs. 7,837.1 million)

•                  Contribution from top customer remained unchanged as compared to previous quarter and was at 12.3% for the quarter.

•                  Operating Income for the quarter at US$ 24.3 million (Rs.1,158.3 million)

•                  Up 51.9% QoQ from US$ 16.0 million (Rs.812.4 million)

•                  Up 44.5% YoY from US$ 16.8 million (Rs.720.7 million)

•                  Net Income for the quarter at US$ 28.7 million (Rs. 1,368.5 million)

•                  Up 91.7% QoQ from US$15.0 million (Rs. 760.7 million)

•                  Up 18.7% YoY from US$ 24.2 million (Rs.1,037.2 million)

•                  EPS for the quarter at US$ 0.22 per share (US$ 0.45 per ADS).

•                  Future Outlook:

•                  Q3 CY2009 Revenues are expected to be at US$ 163 million to US$ 165 million and Net Income (Excluding the hedging Gain/Loss) is expected to be in the range of US$ 22.5 million to US$ 23.5 million

•                  This guidance is based on constant Rupee -USD rate of Rs.48.5 and constant GBP —USD rate of1.55, EURO-USD rate of 1.38.

•                  Mark to Market foreign exchange loss during Q3 2009 is expected to be in the range of US$ 4.0 million based on current estimates. This may change depending on further currency movements during the quarter and will impact our Net Earnings accordingly.

www.patni.com

Management Comments

Mr.Jeya Kumar, Chief Executive Officer, said, “We are pleased with overall operating performance which is ahead of our estimates in this challenging business environment. While growth visibility is shallow in short run, we are working aggressively to realign our overall operations and leverage the changing times to build sustainable competitive advantage in our business. We will continue to invest ahead to create growth beachheads and diversify our business portfolio. We remain bullish on long terms prospects and are investing in extending and deepening the management and overall talent pool of the Company.”

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer, said, “Sustained efforts on realignment of cost structures and enhanced focus on operating discipline coupled with positive currency movements helped operating margins during the quarter. We also managed our cash flows well and have a good cash position. Protecting bottom line and simultaneously investing in growth levers in newer segments, markets and service lines is our top priority in addition to acquisitive growth.”

Corporate Developments

•                  Appointment of Executive Vice President and Chief of Operations,

Patni appointed Manish Soman as Executive Vice President and Chief of Operations to its Executive Leadership Team. Manish, formerly a part of Genpact’s management team brings over 18 years of experience in the IT Services and BPO Industries.

•                  Patni opened its new EMEA headquarters, based at Heathrow in London. The investment in a new regional headquarters with dedicated operational facilities enables Patni to place an increased focus on helping businesses across Europe and the Middle East to achieve both operational efficiencies and continue to innovate in new products and services.

•                  Patni’s Asset Management Practice Introduces Outsourced Operational Fund Accounting Service

Patni announced an Operational Fund Accounting Service designed to alleviate the challenges of back office operations that buy-side firms face on a daily basis. As asset management firms continue to look for ways to reduce costs while staying focused on areas of core expertise, Patni has developed a service to manage these critical back-office functions that ensure data consistency, accurate financial reporting, customer data security and privacy; essentially freeing customers to build their businesses.

•                  Patni launches ‘Claims as a ServiceTM’ (CaaS) for Healthcare Payers

Patni recently announced ‘Claims as a ServiceTM’ (CaaS), an innovative solution specifically designed for the healthcare payer market. Available for immediate delivery, CaaS is a hosted solution powered by TriZetto’s QNXT™ core administration platform that combines their market leading software technology with Patni’s world-class IT and BPO services.

•                  Patni iCAPA™ Solution for Life Sciences Certified as Powered by SAP NetWeaver

Patni announced that its iCAPA™ Solution 2.0 for Life Sciences has achieved SAP certification as powered by the SAP NetWeaver® technology platform. The solution has been proven to integrate with SAP® solutions, providing customers with access to a Corrective and Preventive Action (CAPA) platform to meet regulatory compliance requirements for Quality Systems and drive new levels of product quality and operational efficiency.

•                  Patni Launches Inventory Liability & Risk Management Dashboard

Patni announced the launch of an Inventory Liability and Risk Management Dashboard in collaboration with SAP. The solution, built on top of the SAP® Supply Network Collaboration (SAP SNC) application and leveraging the SAP BusinessObjects™ Xcelsius® Enterprise software, helps enterprises calculate in near real time the monetary value of the inventory which is at risk at any given point across the supply chain.

•                  Patni launches ‘Patni Learning Edge’

Patni announced the launch of Patni Learning Edge (PLEdge), an industry-academia collaboration focusing on graduate colleges. Patni has signed MoUs with 14 leading graduate educational institutes of Science in Mumbai, and is designed to effectively integrate into the supply chain, bridging the gap that currently exists between formal education and requirements on-ground

(Figures in Million US$ except EPS and Share Data)

A1) CONSOLIDATED STATEMENT OF INCOME
For the quarter / period ended

						Non GAAP 2008
Particulars	Jun 30 2009 (Unaudited)	Jun 30 2008 (Unaudited)	YoY Change %	Mar 31 2009 (Unaudited)	QoQ change %	2008 (Audited)	Extra Ordinary Items**		2008 (Excluding Extra Ordinary Items)
Revenue	161.9	182.6	-11.3%	156.7	3.3%	718.9			718.9
Cost of revenues	101.6	122.7	-17.2%	101.1	0.5%	473.6	(2.8	)(1)	476.4
Depreciation	4.1	4.5	-9.6%	3.8	7.6%	17.7			17.7
Gross Profit	56.2	55.4	1.5%	51.8	8.6%	227.6	2.8		224.8
Sales and marketing expenses	12.0	13.8	-13.2%	13.3	-9.8%	52.6			52.6
General and administrative expenses	15.9	19.8	-20.1%	16.1	-1.5%	78.5			78.5
Provision for doubtful debts and advances	(0.0)	0.2	-105.0%	(0.1)	-85.8%	1.6			1.6
Foreign exchange (gain) / loss, net	4.1	4.7	-12.0%	6.5	-36.5%	18.4			18.4
Operating income	24.3	16.8	44.5%	16.0	51.9%	76.6	2.8	(2)	73.8
Other income / (expense), net	11.2	11.3	-0.9%	2.5	344.7%	30.0	7.0	(3)	23.0
Income before income taxes	35.5	28.1	26.2%	18.5	91.9%	106.6	9.8	(4)	96.8
Income taxes	6.8	4.0	72.6%	3.5	92.7%	5.2	(8.4	)(5)	13.6
Net income/(loss)	28.7	24.2	18.7%	15.0	91.7%	101.4	18.2	(6)	83.2
Earning per share
- Basic	$0.22	$0.17	28.8%	$0.12	91.7%	$0.75			$0.61
- Diluted	$0.22	$0.17	28.4%	$0.12	91.0%	$0.75			$0.61
Weighted average number of common shares used in computing earnings per share
- Basic	128,105,795	139,061,109		128,105,007		135,590,677			135,590,677
- Diluted	128,704,643	139,295,007		128,238,563		135,760,422			135,760,422

** Certain prior years’ tax review is concluded by IRS and has resulted in net reversal leading to an increase in 2008 Gross Profit, Operating Income and Net Income.

(1) - Due to write back of provision for payroll taxes of earlier years

(2) - Impact of 1

(3) - Due to write back of provision for interest/ penalties of earlier years

(4) - Impact of 2 and 3

(5) - Due to write back of provision for income tax of earlier years

(6) - Impact of 4 and 5

Financial Statements Analysis:

Revenues

Revenues during the quarter were higher by 3.3% sequentially to US$ 161.9 million (Rs.7,729.1 million), from US$ 156.7 million (Rs.7,969.1 million) in the preceding quarter. Revenue growth was driven by volume growth of 2.2% (including higher number of days) and 1.1% due to currency impacts. Number of active clients were 294 at quarter end as compared to 320 in Q1 2009.

Gross Margin

Gross Margins for the quarter were at 34.7% or US$ 56.2 million (Rs.2,684.5 million) against 33.1% or US$ 51.8 million (Rs.2,634.5 million) in the previous quarter reflecting an increase of 8.6%. Higher utilization and other efficiencies net of marginal negative rupee change has impacted the margins favorably.

Depreciation and amortization expenses in cost of revenues were US$ 4.6 million during the quarter against US$ 4.3 million during the previous quarter.

Selling General and Administrative Expenses (SGA Expenses)

Sales and marketing expenses during the quarter were at US$ 12.0 million (Rs.572.7 million) at 7.4% as compared to US$ 13.3 million (Rs.676.7 million) at 8.5% in the previous quarter.

G&A expenses during the quarter were lower at US$ 15.9 million (Rs.756.9 million) or 9.8% as compared to US$ 16.1 million (Rs.818.7 million) at 10.3% during the previous quarter.

Overall Depreciation and amortization expenses in SGA were at US$ 2.1 million for the quarter as against  US$ 1.9 million in Q1 2009.

Foreign exchange gain/loss

The revaluation and mark to market foreign exchange loss for the quarter were at US$ 4.1 million (Rs.197.2 million) as compared to foreign exchange loss of US$ 6.5 million (Rs.330.8 million) during the previous quarter.

The quarter end rate for debtor’s revaluation was Rs.47.90. Outstanding contracts at the end of Q2 2009 were about US$ 319 million which were contracted in the range of Rs.41.1 to Rs 51.2.

Operating Income

Operating Income including foreign exchange gain / loss during the quarter was at US$ 24.3 million (Rs. 1,158.3 million) or at 15.0% against US $16.0 million (Rs.812.4 million) or 10.2% during the previous quarter, reflecting an increase of 51.9% on QoQ and 44.5% YoY, led by operating and cost efficiencies.

Other Income

For Q2 CY2009, other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at 6.9% or US$ 11.2 million (Rs.536.0 million)  compared to 1.6% or US$ 2.5 million (Rs.128.4 million) during the previous quarter, reflecting a period increase due to fixed maturity investments.

Profit before Tax

Profit before tax for the quarter at 21.9% was US$ 35.5 million (Rs.1,694.2 million),  higher by 91.9% as compared to 11.8% or US$ 18.5 million (Rs. 940.9 million) during the previous quarter.

Income Taxes

Income tax for the quarter was at US$ 6.8 million (Rs.325.8 million) at 19.2% effective tax rate on profit before tax as compared to 19.1% during the previous quarter. Overall Tax rate for the year is expected to be at 18.5%-19.5% for the year due to expiry of certain STPI unit benefits.

Net Income

Consequently, net income for the quarter at 17.7% was US$ 28.7 million (Rs.1,368.5 million) against US$ 15.0 million (Rs.760.7 million) at 9.5% in the previous quarter.This is 91.7% increase on QoQ and 18.7% on YoY basis.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 28.7 million (Rs.1,368.5 million), cash from operating activities was at US$ 43.8 million (Rs. 2,091.0  million) net of changes in current assets and liabilities of  US $ 17.1 million and non cash charges of US$ (-)1.9 million. These non cash charges comprise of depreciation and amortization of US$ 6.6 million and non cash compensation of US$ 0.8m and, FMP income and other charge of US$ (-) 9.4 million.

Net cash from investing activities was US$ 29.9 million (Rs.1,425.4 million) including capital expenditure of US$ 6.7 million (Rs.319.2 million),net proceeds from sale of investments of US$ 23.2 million (Rs.1,106.2 million).

Net cash outflow on financing activities was US$ 7.9 million (Rs.378.4 million) comprising payment of dividend on common shares of US$ 7.9 million (Rs.375.7 million) and US$ 0.1 million (Rs.2.8 million) on other financing activities. Over all cash and cash equivalents (including short term investments) post revaluation change, were at US$ 347.6 million (Rs.16,595.5 million), compared to US$ 297.1 million (Rs.15,115.2 million) at close of Q1 2009.

Receivables at the end of Q2 2009 were at US$ 100.7 million as compared to US$ 110.1 million at the end of Q1 2009. Number of days outstanding (Including Unbilled) for current quarter was 75 days and improved as compared to 83 days in Q1 2009, in line with estimates.

Figures in Million INR except EPS and Share Data

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME : BASED ON CONVENIENCE TRANSLATION
For the quarter / period ended

Particulars	Jun 30 2009	Jun 30 2008	Mar 31 2009	2008
Exchange rate$1 = INR	47.74	42.93	50.87	48.58
Revenue	7,729.1	7,837.1	7,969.1	34,923.4
Cost of revenues	4,851.1	5,267.0	5,142.9	23,007.5
Depreciation	193.5	192.5	191.7	858.2
Gross Profit	2,684.5	2,377.5	2,634.5	11,057.7
Sales and marketing expenses	572.7	593.2	676.7	2,553.2
General and administrative expenses	756.9	852.0	818.7	3,813.5
Provision for doubtful debts and advances	(0.6)	10.0	(4.2)	79.0
Foreign exchange (gain) / loss, net	197.2	201.6	330.8	891.9
Operating income	1,158.3	720.7	812.4	3,720.1
Other income / (expense), net	536.0	486.2	128.4	1,459.7
Income before income taxes	1,694.2	1,206.9	940.9	5,179.8
Income taxes	325.8	169.7	180.2	252.8
Net income/(loss)	1,368.5	1,037.2	760.7	4,927.0
Earning per share
- Basic	10.68	7.46	5.94	36.44
- Diluted	10.63	7.45	5.93	36.44
Weighted average number of common shares used in computing earnings per share
- Basic	128,105,795	139,061,109	128,105,007	135,590,677
- Diluted	128,704,643	139,295,007	128,238,563	135,760,422

Important Notes to this release:

•      Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the second quarter ended June 30, 2009

•      U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•      Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•      Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 6 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•      Attached Fact Sheet (results & analysis tables)

About Patni Computer Systems Ltd:

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni services its clients through its industry-focused practices, including banking, financial services (BFS) and insurance (I); manufacturing, retail and distribution (MRD); life sciences; communications, media and utilities (CMU), and its technology-focused practices.

With an employee strength of 14,500; multiple global delivery centers spread across 12 cities worldwide; 27 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 719 million for the year 2008.

Patni’s service offerings include application development and maintenance, enterprise application solutions, business and technology consulting, product engineering services, infrastructure management services, customer interaction services & business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its clients’ businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMI Level 5 (V 1.2) organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

Patni leverages its vast experience spanning three decades; deep domain expertise; full-spectrum services; and suites of IP-led solutions, methodologies and frameworks; in being an effective business transformation partner to its clients.

For more information on Patni, visit www.patni.com

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations:

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations:

Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

Financial and Operating Information
for the quarter ended June 30, 2009	July 30, 2009

NOTES:

• Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended June 30, 2009.

• U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

• Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

• Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

• Reclassification

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

1

Financial and Operating Information
for the quarter ended June 30, 2009	July 30, 2009

Fact Sheet Summary Index

2

Financial and Operating Information
for the quarter ended June 30, 2009	July 30, 2009

A1) CONSOLIDATED STATEMENT OF INCOME — US GAAP (US$ ‘000)
For the quarter / period ended

						Non GAAP 2008
Particulars	Jun 30 2009 (Unaudited)	Jun 30 2008 (Unaudited)	YoY change %	Mar 31 2009 (Unaudited)	QoQ change %	2008 (Audited)	Extra Ordinary Items**		2008 (Excluding Extra Ordinary Items)
Revenue	161,899	182,555	-11.3%	156,655	3.3%	718,884			718,884
Cost of revenues	101,615	122,689	-17.2%	101,098	0.5%	473,600	(2,770	)(1)	476,370
Depreciation	4,053	4,484	-9.6%	3,768	7.6%	17,666			17,666
Gross Profit	56,231	55,382	1.5%	51,789	8.6%	227,618	2,770		224,848
Sales and marketing expenses	11,995	13,819	-13.2%	13,303	-9.8%	52,557			52,557
General and administrative expenses	15,855	19,847	-20.1%	16,094	-1.5%	78,499			78,499
Provision for doubtful debts and advances	(12)	232	-105.0%	(82)	-85.8%	1,626			1,626
Foreign exchange (gain) / loss, net	4,130	4,696	-12.0%	6,503	-36.5%	18,359			18,359
Operating income	24,262	16,788	44.5%	15,970	51.9%	76,577	2,770	(2)	73,808
Other income / (expense), net	11,227	11,325	-0.9%	2,525	344.7%	30,047	7,030	(3)	23,018
Income before income taxes	35,489	28,113	26.2%	18,495	91.9%	106,625	9,799	(4)	96,826
Income taxes	6,824	3,954	72.6%	3,542	92.7%	5,203	(8,382	)(5)	13,586
Net income/(loss)	28,665	24,159	18.7%	14,954	91.7%	101,421	18,181	(6)	83,240
Earning per share
- Basic	$0.22	$0.17	28.8%	$0.12	91.7%	$0.75			$0.61
- Diluted	$0.22	$0.17	28.4%	$0.12	91.0%	$0.75			$0.61
Weighted average number of common shares used in computing earnings per share
- Basic	128,105,795	139,061,109		128,105,007		135,590,677			135,590,677
- Diluted	128,704,643	139,295,007		128,238,563		135,760,422			135,760,422

** Certain prior years’ tax review is concluded by IRS and has resulted in net reversal leading to an increase in 2008 Gross Profit, Operating Income and Net Income.

(1) - Due to write back of provision for payroll taxes of earlier years

(2) - Impact of 1

(3) - Due to write back of provision for interest/ penalties of earlier years

(4) - Impact of 2 and 3

(5) - Due to write back of provision for income tax of earlier years

(6) - Impact of 4 and 5

3

Financial and Operating Information
for the quarter ended June 30, 2009	July 30, 2009

A2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	As on 30-Jun-09	As on 31-Mar-09	As on 30-Jun-08
Assets
Total current assets	516,292	467,542	542,088
Goodwill	65,966	65,227	66,683
Intangible assets, net	25,043	26,010	29,642
Property, plant, and equipment, net	151,006	144,321	172,967
Other assets	50,081	41,625	42,892
Total assets	808,389	744,725	854,272
Liabilities
Total current liabilities	134,731	136,415	159,112
Capital lease obligations excluding current installments	133	151	298
Other liabilities	39,586	39,429	50,980
Total liabilities	174,450	175,994	210,390
Total shareholders’ equity	633,939	568,731	643,882
Total liabilities & shareholders’ equity	808,389	744,725	854,272

A3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	Jun 30 2009 (Unaudited)	Mar 31 2009 (Unaudited)	Jun 30 2008 (Unaudited)	2008 (Audited)
Net cash provided by operating activities	43,799	8,270	54,956	149,343
Net cash used in investing activities	(29,857)	(18,055)	(31,800)	(35,532)
Capital expenditure, net	(6,686)	(5,840)	(13,049)	(39,521)
Investment in securities, net	(23,171)	(12,215)	(18,751)	3,989
Net cash provided / (used) in financing activities	(7,927)	(66)	(70)	(64,590)
Others	(63)	(66)	(74)	(293)
Common shares issued / (Buy Back)	5	—	4	(52,855)
Dividend on common shares	(7,869)	(0)	(0)	(11,441)
Net increase / (decrease) in cash and equivalents	6,015	(9,852)	23,086	49,222
Effect of exchange rate changes on cash and equivalents	4,446	(3,661)	(6,959)	(21,709)
Cash and equivalents at the beginning of the period	46,625	60,138	38,984	32,626
Cash and equivalents at the end of the period	57,087	46,625	55,111	60,138

B1) AUDITED CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter / period ended

Particulars	Jun 30 2009	Jun 30 2008	YoY Change %	Mar 31 2009	QoQ Change %	2008
Sales and service income	7,796,456	7,673,051	1.6%	7,764,443	0.4%	31,172,682
Other income	583,447	493,205	18.3%	195,263	198.8%	1,303,448
Total income	8,379,903	8,166,256	2.6%	7,959,706	5.3%	32,476,130
Staff costs	4,440,280	4,488,811	-1.1%	4,679,425	-5.1%	18,328,658
Selling, general and administration expenses	2,283,016	2,397,345	-4.8%	2,293,946	-0.5%	9,284,006
Interest	19,697	32,410	-39.2%	39,048	-49.6%	78,959
Total expenditure	6,742,993	6,918,566	-2.5%	7,012,419	-3.8%	27,691,623
Net profit before tax and adjustments	1,636,910	1,247,690	31.2%	947,287	72.8%	4,784,506
Provision for taxation	277,232	56,420	391.4%	182,107	52.2%	404,366
Profit/(loss) for the period after taxation	1,359,678	1,191,270	14.1%	765,180	77.7%	4,380,140
Profit and loss account, brought forward	18,867,237	15,362,059	22.8%	18,102,057	4.2%	14,560,885
Amount available for appropriation	20,226,915	16,553,329	22.2%	18,867,237	7.2%	18,941,025
Proposed dividend on equity shares	—	—	0.0%	—	0.0%	384,473
Dividend on equity shares	5	158	-96.8%		0.0%	—
Dividend tax	1	27	-96.3%	—	0.0%	65,341
Transfer to general reserve	—	—	0.0%	—	0.0%	389,154
Profit and loss account, carried forward	20,226,909	16,553,144	22.2%	18,867,237	7.2%	18,102,057
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	10.61	8.57	23.9%	5.97	77.7%	32.30
- Diluted	10.49	8.55	22.7%	5.96	76.0%	32.25
Weighted average number of common shares used in computing earnings per share
- Basic	128,105,795	139,061,109		128,105,007		135,590,677
- Diluted	129,577,769	139,296,098		128,371,535		135,815,016

4

Financial and Operating Information
for the quarter ended June 30, 2009	July 30, 2009

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP (RS. ‘000)

Particulars	As on 30-Jun-09	As on 31-Mar-09	As on 30-Jun-08
Assets
Current assets, loans and advances	11,439,194	11,472,319	11,262,210
Goodwill	4,875,305	5,048,944	4,553,256
Fixed assets(Net of Depreciation)	8,666,260	8,947,131	9,030,885
Investments	13,926,908	12,384,722	12,368,013
Deferred tax asset, net	1,008,307	935,117	765,339
Total assets	39,915,974	38,788,233	37,979,703
Liabilities
Current liabilities and provisions	8,207,205	9,242,803	8,855,433
Secured loans	13,122	15,526	23,252
Deferred tax liability, net	154,303	138,926	31,477
Total liabilities	8,374,630	9,397,255	8,910,162
Total shareholders’ equity	31,541,344	29,390,978	29,069,541
Total liabilities & shareholders’ equity	39,915,974	38,788,233	37,979,703

B3) AUDITED CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	Jun 30 2009	Mar 31 2009	Jun 30 2008	2008

Cash flows from / (used in) operating activities (A)	2,048,669	226,604	2,247,977	5,814,039

Cash flows used in investing activities (B)	(1,332,200)	(762,375)	(1,216,196)	(1,002,523)

Cash flows from / (used in) from financing activities (C)	(383,269)	(2,415)	230	(2,859,934)

Effect of changes in exchange rates (D)	43,095	(29,652)	(225,446)	(305,689)

Net decrease in cash and cash equivalents during the period (A+B+C+D)	376,295	(567,838)	806,565	1,645,892

Cash and cash equivalents at the beginning of the period	2,363,912	2,931,750	1,564,329	1,285,857

Cash and cash equivalents at the end of the period	2,740,207	2,363,912	2,370,894	2,931,750

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000)

Particulars	Jun 30 2009	Jun 30 2008	Mar 31 2009	2008

Consolidated net income as per Indian GAAP	1,359,678	1,191,270	765,181	4,380,116
Income taxes	33,244	(116,804)	(9,549)	60,298
Foreign currency differences	5,876	2,942	42,852	73,078
Employee retirement benefits	(34,239)	(15,070)	(61,963)	17,937
ESOP related Compensation Cost	(31,040)	(40,909)	25,163	(165,832)
Impairment of Intangible	139,568
Amortisation of Intangibles , arising on Business acquisition	(19,667)	(16,729)	(19,210)	(71,055)
Others	5,436	914	906	(2,720)
Total	99,178	(185,656)	(21,801)	(88,293)

Consolidated net income as per US GAAP	1,458,856	1,005,614	743,380	4,291,822

5

Financial and Operating Information
for the quarter ended June 30, 2009	July 30, 2009

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Jun 30 2009	Jun 30 2008	Mar 31 2009	2008
Exchange rate$1 = INR	47.74	42.93	50.87	48.58
Revenues	7,729,054	7,837,082	7,969,058	34,923,390
Cost of revenues	4,851,101	5,267,018	5,142,876	23,007,511
Depreciation	193,494	192,514	191,668	858,206
Gross Profit	2,684,459	2,377,550	2,634,514	11,057,673
Sales and marketing expenses	572,660	593,239	676,740	2,553,245
General and administrative expenses	756,928	852,004	818,694	3,813,465
Provision for doubtful debts and advances	(554)	9,968	(4,160)	78,979
Foreign exchange (gain) / loss, net	197,170	201,589	330,822	891,859
Operating income	1,158,256	720,750	812,418	3,720,124
Other income / (expense), net	535,991	486,200	128,445	1,459,693
Income before income taxes	1,694,246	1,206,950	940,863	5,179,816
Income taxes	325,765	169,700	180,161	252,781
Net income/(loss)	1,368,481	1,037,250	760,702	4,927,035
Earning per share
- Basic	10.68	7.46	5.94	36.44
- Diluted	10.63	7.45	5.93	36.44
Weighted average number of common shares used in computing earnings per share
- Basic	128,105,795	139,061,109	128,105,007	135,590,677
- Diluted	128,704,643	139,295,007	128,238,563	135,760,422

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

Particulars	As on 30-Jun-09	As on 31-Mar-09	As on 30-Jun-08
Exchange rate$1 = INR	47.74	50.87	42.93
Assets
Total current assets	24,647,786	23,783,880	23,271,835
Goodwill	3,149,239	3,318,113	2,862,709
Intangible assets, net	1,195,538	1,323,116	1,272,496
Property, plant, and equipment, net	7,209,016	7,341,601	7,425,484
Other assets	2,390,889	2,117,455	1,841,359
Total assets	38,592,467	37,884,166	36,673,883
Liabilities
Total current liabilities	6,432,046	6,939,413	6,830,697
Capital lease obligations excl. installments	6,366	7,667	12,774
Other liabilities	1,889,824	2,005,749	2,188,567
Total liabilities	8,328,236	8,952,829	9,032,038
Total shareholders’ equity	30,264,231	28,931,337	27,641,845
Total liabilities & shareholders’ equity	38,592,467	37,884,166	36,673,883

D3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000): BASED ON CONVENIENCE TRANSLATION

Particulars	Jun 30 2009	Mar 31 2009	Jun 30 2008	2008
Exchange rate $1 = INR	47.74	50.87	42.93	48.58
Net cash provided by operating activities	2,090,951	420,671	2,359,259	7,255,086
Net cash used in investing activities	(1,425,354)	(918,481)	(1,365,182)	(1,726,132)
Capital expenditure, net	(319,179)	(297,105)	(560,189)	(1,919,918)
Investment in securities, net	(1,106,174)	(621,376)	(804,993)	193,786
Investment in subsidiary, net of cash acquired	—	—	—	—
Net cash provided / (used) in financing activities	(378,424)	(3,355)	(3,006)	(3,137,759)
Others	(3,020)	(3,345)	(3,192)	(14,254)
Common shares issued, net of expenses	256	—	188	(2,567,709)
Dividend on common shares	(375,660)	(10)	(1)	(555,796)
Net increase / (decrease) in cash and equivalents	287,173	(501,165)	991,071	2,391,195
Effect of exchange rate changes on cash and equivalents	212,249	(186,240)	(298,763)	(1,054,639)
Cash and equivalents at the beginning of the period	2,225,901	3,059,243	1,673,596	1,584,970
Cash and equivalents at the end of the period	2,725,323	2,371,838	2,365,904	2,921,526

6

Financial and Operating Information
for the quarter ended June 30, 2009	July 30, 2009

E1) REVENUE ANALYSIS

Revenue By Geographical Segments	Jun 30 2009	Mar 31 2009	Jun 30 2008	2008
Americas	80.0%	78.9%	76.1%	77.0%
EMEA	14.2%	15.1%	18.7%	17.4%
APAC	5.8%	6.0%	5.1%	5.6%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	Jun 30 2009	Mar 31 2009	Jun 30 2008	2008
Insurance	29.7%	27.3%	23.3%	24.7%
Manufacturing, Retail and Distribution	27.7%	29.2%	28.8%	28.9%
Financial Services	13.8%	13.7%	12.8%	12.8%
Communications,Media & Utilities	13.7%	14.4%	19.5%	17.9%
Product Engineering Services	15.1%	15.3%	15.7%	15.8%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	Jun 30 2009	Mar 31 2009	Jun 30 2008	2008
Application Development & Maintenance	64.9%	65.1%	61.9%	63.8%
Package software implementation	13.8%	13.7%	16.1%	14.5%
Product Engineering Services	11.3%	11.4%	11.4%	11.2%
Infrastructure Management Services	4.7%	3.5%	4.8%	4.9%
Business Process Outsourcing	5.3%	6.3%	5.8%	5.6%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	Jun 30 2009	Mar 31 2009	Jun 30 2008	2008
Time and Material	60.2%	62.4%	65.2%	64.0%
Fixed Price (including Fixed Price SLA)	39.8%	37.6%	34.8%	36.0%
Total	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulars	Jun 30 2009	Mar 31 2009	Jun 30 2008	2008
Top client	12.3%	12.3%	10.4%	10.7%
Top 5 Clients	37.2%	33.7%	31.5%	32.7%
Top 10 Clients	50.1%	46.8%	44.5%	45.6%
Client data
No of $1 million clients	90	94	87	92
No of $5 million clients	26	26	28	30
No of $10 million clients	17	20	18	19
No of $50 million clients	2	2	2	2
No of new clients	7	22	21	100
No. of active Clients	294	320	336	331
% of Repeat Business	94.5%	94.1%	92.0%	93.0%

E3) REVENUE MIX AND UTILIZATION

	Jun 30 2009	Mar 31 2009	Jun 30 2008	2008
Efforts
Onsite	27.6%	28.3%	29.2%	28.7%
Offshore	72.4%	71.7%	70.8%	71.3%

Revenue
Onsite	55.5%	57.9%	60.2%	59.3%
Offshore	44.5%	42.1%	39.8%	40.7%

Utilization	74.4%	70.3%	72.0%	72.1%

7

Financial and Operating Information
for the quarter ended June 30, 2009	July 30, 2009

E4) EMPLOYEE METRICS

	Jun 30 2009	Mar 31 2009	Jun 30 2008	2008
Total Employees	13,780	14,540	15,044	14,894
Offshore	11,022	11,693	11,992	11,928
Onsite	2,758	2,847	3,052	2,966
Total	13,780	14,540	15,044	14,894

Sales & Support Staff	1,495	1,550	1,496	1,563
Net Additions	(760)	(354)	(108)	(51)
Attrition (LTM) excluding BPO	13.2%	15.5%	21.2%	18.6%

E5) FACILITIES - INDIA INFRASTRUCTURE (as on Jun 30, 2009)

	Operational**		Under Construction/ Furnishing
Location	Built Up Area (Sq ft)	No. of Seats	Built Up Area (Sq ft)	No. of Seats
Mumbai	183,648	1,752	—	—
Navi Mumbai	267,411	3,193	—	—
Airoli	462,845	4,356	—	—
Pune	306,020	3,321	—	—
Gandhinagar	37,014	371	—	—
Noida	528,900	4,044	—	—
Hyderabad	115,311	881	—	—
Bangalore	114,330	1,249	—	—
Chennai	148,000	1,182	—	—
	2,163,479	20,349	—	—

** Owned plus leased

E6) RUPEE - CURRENCY RATES AGAINST US DOLLAR

	Jun 30 2009	Jun 30 2008	Mar 31 2009
Rupee
Period end rate	47.90	43.02	50.70
Period average rate	48.74	41.94	50.17
Other Currencies (Average Rate)
AUD	0.76	0.94	0.66
EURO	1.36	1.56	1.31
GBP	1.55	1.97	1.44
YEN	0.01	0.01	0.01

8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: July 30, 2009	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary